

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 4, 2023

Mirza Beg
Chief Executive Officer
Casa Shares Assets, LLC
400 West Poleline Road
Rexburg, ID 83440

**Re: Casa Shares Assets, LLC
Draft Offering Statement on Form 1-A
Submitted September 26, 2023
CIK No. 0001988874**

Dear Mirza Beg:

We have reviewed your draft offering statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Draft Offering Statement on Form 1-A submitted September 26, 2023

General

1. Please provide us with your analysis regarding whether your offering should be considered a delayed offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. We note, for example, that your initial closing may be when subscriptions for the maximum number of interests are accepted or on a date determined by your manager and that your manager has discretion to terminate your offering at any time.

2. We note that you intend for each of your series to elect and qualify to be taxed as a REIT. Please provide the disclosure required by Industry Guide 5, as applicable, or provide us with your analysis explaining why you do not believe Industry Guide 5 is applicable to your offering.

       Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Louis A. Bevilacqua